Mail Stop 3651

November 1, 2006

Via Fax and U.S. Mail

McDara P. Folan III, Esq.
Senior Vice President, Deputy General Counsel and Secretary
Reynolds American Inc.
401 North Main Street
Winston-Salem, NC 27101

RE: **Reynolds American Inc.**
      Registration Statement on Form S-4 filed on October 25, 2006
      File No. 333-138215 and 01 through 15

Dear Mr. Folan:

        We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Conditions to the Exchange offer page 38

1. In the first paragraph of this section you state that conditions may be asserted "at any time before the acceptance" of notes. You state in the penultimate paragraph that you may assert conditions to the offers "at any time before the expiration." Please revise to delete this apparent inconsistency and to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offers.

2. We note your statement that the failure to exercise a right will not be deemed a waiver of that right. This language suggests that once a condition is triggered, you will make a secondary determination as to whether to proceed with the tender offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition(s). As you are aware, the waiver of a material offer condition may require an extension of the offer, as well as filing of an amendment and dissemination of additional offer materials. Please confirm to us supplementally the issuer will not rely on this language to tacitly waive a condition of the offer by failing to expressly assert it.

Expiration Date, page 40

3. We note your statement that a material change would require that there be at least five business days remaining in the offer. Please revise your disclosure to address the ten business days requirement for certain material changes as set forth in Rule 14e-1(b).

Procedures for Tendering RJR Notes, page 41

4. We note your statements that your interpretation of the conditions of the offer will be final and binding. This statement creates the impression that holders have no legal recourse regarding the terms of the offer. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Exhibit 5.1

5. Please refer to the second to last paragraph on page 3. Please delete the phrase "may not be relied upon for any other purpose." This is an impermissible limitation.

6. Please also delete the second sentence or you may file an opinion as of the date of effectiveness. For your planning purposes, please be aware that we will need to review the signed legal opinion prior to the registration statement being declared effective.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Rolaine Bancroft at (202) 551-3313 with any questions or you may reach me at (202) 551-3345.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions

cc: Elizabeth G. Wren, Esq.
     Kilpatrick Stockton LLP
     via facsimile: (704) 371-8324